Exhibit 18.1

April 28, 2004

International Steel Group Inc.
3250 Interstate Drive
Richfield, Ohio 44286

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of International Steel Group Inc. and subsidiaries (the “Company”) for the three months ended March 31, 2004, and have read the Company’s statements contained in Note 3 to the consolidated financial statements included therein. As stated in Note 3, the Company previously accounted for about 20% of its inventories using the last-in, first-out (LIFO) method and effective January 1, 2004 the Company changed its method of accounting for substantially all other inventories from the first-in, first-out (FIFO) method to the LIFO method and states that the newly adopted accounting principle is preferable in the circumstances because the LIFO method of valuing inventories more closely matches current costs and revenues in periods where prices of goods are increasing significantly.

Also as stated in Note 3, the Company changed its method of accounting for LIFO inventory by reducing the number of LIFO pools from a single pool at each manufacturing facility to a single pool for substantially all inventories and states that this newly adopted accounting principle is preferable in the circumstances as the Company plans to reallocate the supply of semi-finished materials to its finishing facilities and is considering how to best reallocate certain raw materials among its steel producing activities. The Company believes that having a single LIFO pool for substantially all inventories is preferable because a single LIFO pool eliminates the potential for changes in inventory value solely because of movement of inventory among manufacturing facilities.

Further, as stated in Note 3, the Company changed its method of applying LIFO to interim reporting from an allocation of a projected annual LIFO cost to a specific quarterly calculation based on year to date amounts and states that the newly adopted method of interim accounting for LIFO is preferable as it results in a more appropriate matching of costs incurred with revenue generated during the corresponding interim period.

In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make these changes in the methods of accounting were based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2003, nor have we audited the information set forth in the aforementioned Note 3 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting changes, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted methods of accounting are preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP

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